Exhibit 5.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
PURA NATURALS, INC.

        Pursuant to Sections 7-110-103 and 7-110-107 of the Colorado Business Corporation Act, Pura Naturals, Inc., a corporation organized and existing under the laws of Colorado, hereby amends and restates its Articles of Incorporation and certifies that:

FIRST:

The name of the corporation is Pura Naturals, Inc. (the "Corporation"). The date of filing of its original Certificate of Incorporation with the Secretary of State was December 26, 2005. On March 4, 2010, the Corporation filed Amendment to its Articles of Incorporation with the Secretary of State. On October 31, 2016, the Corporation filed an Amendment to its Amended Articles of Incorporation with the Secretary of State.

SECOND:

Pursuant to Sections 7-110-103 and 7-110-107 of the Colorado Business Corporation Act, these Amended and Restated Articles of Incorporation were adopted by the Board of Directors upon authority granted by the shareholders of the Corporation on January 31, 2019, in the manner prescribed by the Colorado Business Corporation Act.

THIRD:	The text of the Corporation's Restated Articles of Incorporation, as heretofore amended, is hereby restated and further amended to read in its entirety as follows:
ARTICLE ONE. The name of the corporation is Pura Naturals, Inc.

ARTICLE TWO. The Corporation shall have and may exercise all of the rights, powers, and privileges now or hereafter conferred upon corporations organized under the laws of Colorado. In addition, the Corporation may do everything necessary, suitable or proper for the accomplishment of any of its corporate purposes. The Corporation may conduct part or all of its business in any part of Colorado, the United States, or the world and may hold, purchase, mortgage, lease, and convey real and personal property in any of such places.
ARTICLE THREE. (a) The number of directors of the Corporation shall be fixed by the Corporation's Bylaws.

(b) In addition to all other protections against liability afforded directors under the Colorado Business Corporation Act, no director of the Corporation shall be personally liable to the Corporation or to its shareholders for monetary damages for breach of his fiduciary duty as a director, provided that the foregoing provision shall not eliminate or limit the liability of a director to the Corporation or its shareholders for monetary damages for (1) any breach of the director's duty of loyalty to the Corporation or its shareholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) acts specified in Section 7-108-403 of the Colorado Business Corporation Act; or (4) any transaction from which the director derived an improper personal benefit.

1

(c) The Corporation is authorized to purchase, maintain or provide insurance on behalf of a person who is or was a director of the Corporation against liability asserted against or incurred by the director or arising from his status as a director.

ARTICLE FOUR. The total number of shares of capital stock the Corporation is authorized to issue is 1,500,000,000 (one billion five hundred million) shares of common stock, par value $0.001 per share (the “Common Stock”).

Upon authority granted by the shareholders on January 31, 2019, the Board of Directors resolved on November 11, 2019 to effectuate a split of the Company’s common stock, where each number of issued and outstanding shares of Common Stock in the amount of fifty (50) shares shall be, and by this amendment to the articles of incorporation is, combined and converted automatically, without further action, into one (1) fully paid and non-assessable share of Common Stock (the “Stock Split”) deemed effective on November 11, 2019 (the “Split Effective Date”). No certificate representing any fractional share interest in the Corporation’s post-split shares shall be issued. In lieu of any fraction of a post-split share to which the stockholder is otherwise entitled, all fractional shares shall be rounded up and a stockholder of pre-split shares will receive an entire post-split share. No cash payment shall be made to reduce or eliminate any fractional share interest. Stockholders are not required to exchange their certificates representing shares of Common Stock held prior to the reverse stock split for new certificates representing shares of Common Stock after the reverse stock split.

\\\

ARTICLE FIVE. The address of the Corporation's principal office is 23101 Lake Center Drive, Suite 100, Lake Forest, CA 92630.

ARTICLE SIX. The address of the Corporation's registered office in the State of Colorado is 1942 Broadway Street, Suite 314C, Boulder, Colorado 80302. The name of the Corporation's registered agent at such address is Registered Agents, Inc..

ARTICLE SEVEN. The provisions as to the management of the business and the conduct of the affairs of the Corporation shall be set forth in the Bylaws of the Corporation or as approved by the Board of Directors of the Corporation from time to time, and the same shall be in furtherance and not in limitation of the powers conferred by law.

ARTICLE EIGHT. In furtherance and not in limitation of the powers conferred by the Colorado Business Corporation Act, the Board of Directors of the Corporation is expressly authorized and empowered to adopt, amend and repeal the Bylaws of the Corporation. Election of a director need not be by written ballot.

FOURTH:

The number of shares of common stock of the Corporation outstanding at the time of such adoption at the Annual Meeting of Shareholders granting said authority to the Board of Directors of the Company was 483,235,856 and the number of such shares entitled to vote thereon was 483,235,856.

FIFTH:

The number of shares voted for the authority granted to the Board of Directors to effectuate the stock split and the filing of these Amended and Restated Articles of Incorporation was sufficient for approval.

SIXTH:
Upon the issuance of theses Amended and Restated Certificate of Incorporation by the Colorado Secretary of State, these Amended and Restated Articles of Incorporation shall supersede the original Articles of Incorporation and all prior amendments thereto or restatements thereof.

        IN WITNESS WHEREOF, Pura Naturals, Inc. has caused these Amended and Restated Articles of Incorporation to be signed by Robert Switzer, its Secretary, this 12th day of November, 2019.

/s/ Robert Switzer
Robert Switzer, Secretary

2